New York City

The HIT is helping New York City meet a range of housing needs with investments in 60 projects.

News

AFL-CIO HIT Receives NYC Comptroller's Diverse Practitioner Award

HIT’s Lesyllee White and Emily Johnstone Published in NCPERS’ PERSist

HIT Invests $18.3 Million to Expand Elizabeth Seton Pediatric Care Center in Yonkers

Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of December 31, 2018. Since inception dates from 1984-4Q 2018. In 2017 dollars. All other numbers are nominal.